TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

TD Bank Group Reports Second Quarter 2025 Results

Earnings News Release

•
Three and six months ended April 30, 2025
This quarterly Earnings News Release (ENR)

should be read in conjunction with the

Bank’s unaudited second quarter 2025

Report to Shareholders for the three
and six months ended April 30,

2025, prepared in accordance with International

Financial Reporting Standards (IFRS)

as issued by the International

Accounting
Standards Board (IASB), which is available

on our website at http://www.td.com/investor/.

This ENR is dated May 21, 2025. Unless

otherwise indicated, all
amounts are expressed in Canadian dollars, and

have been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in
accordance with IFRS. Certain comparative

amounts have been revised to conform with

the presentation adopted in the current period.

Additional information
relating to the Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+ at http://www.sedarplus.ca

and on the U.S. Securities and
Exchange Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Significant Events”,

“Non-GAAP and Other Financial

Measures” in the
“How We Performed”,

or “How Our Businesses Performed” sections

of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS,

compared with the second quarter last

year:
●
Reported diluted earnings per share were

$6.27, compared with $1.35.
●
Adjusted diluted earnings per share were

$1.97, compared with $2.04.
●
Reported net income was $11,129 million, compared with

$2,564 million.
●
Adjusted net income was $3,626 million,

compared with $3,789 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April

30, 2025, compared with the corresponding

period last year:
●

Reported diluted earnings per share were

$7.81, compared with $2.89.
●

Adjusted diluted earnings per share were

$3.99, compared with $4.04.
●

Reported net income was $13,922 million,

compared with $5,388 million.
●

Adjusted net income was $7,249 million,

compared with $7,426 million.
SECOND QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The second quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $43 million ($35 million after tax or 2

cents per share), compared with $72 million

($62 million after tax or
4 cents per share) in the second quarter

last year.
●
Acquisition and integration charges related

to the Cowen acquisition of $34 million

($26 million after tax or 2 cents

per share), compared with
$102 million ($80 million after tax or 4 cents

per share) in the second quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $47 million ($35

million after tax or
2 cents per share), compared with $64 million

($48 million after tax or 3 cents per

share) in the second quarter last year.
●
U.S. balance sheet restructuring of $1,129

million ($847 million after tax or 49 cents

per share).
●
Restructuring charges of $163 million

($122 million after tax or 7 cents per share),

compared with $165 million ($122 million

after tax or 7 cents per
share) under a previous program in the

second quarter last year.
●
Gain on sale of Schwab shares of $8,975

million ($8,568 million after tax or $4.92

per share).
TORONTO
, May 22, 2025 – TD Bank Group (“TD” or the “Bank”)

today announced its financial results for the second quarter ended April 30, 2025. Reported earnings were
$11.1 billion, up 334% compared

with the second quarter last year,

reflecting the Bank's sale of its remaining equity investment in The Charles Schwab Corporation
(“Schwab”), and adjusted earnings were $3.6 billion, down

4%.
“TD delivered strong results this quarter,

with robust trading and fee income in our markets-driven

businesses as well as deposit and loan growth in Canadian

Personal and
Commercial Banking,”

said Raymond Chun, Group President and CEO, TD

Bank Group. “Our U.S. balance sheet restructuring is

on track, and we are making consistent
progress on AML remediation. We are well positioned

as we enter the second half of the year,

and we continue to strengthen our Bank by investing

in the client experience,
enhancing our digital capabilities, and simplifying how we

operate to achieve greater speed and execution excellence.

”
Canadian Personal and Commercial Banking results

driven by continued volume growth in loans and

deposits
Canadian Personal and Commercial Banking net income was

$1,668 million, a decrease of 4% compared with the second

quarter last year, reflecting higher

provisions for
credit losses (PCL) and non-interest expenses, partially offset by higher revenue. Revenue increased 3%, primarily

reflecting loan and deposit growth.
The Canadian Personal Bank reported another quarter

of solid acquisition growth, including a record in digital

day-to-day sales. The Canadian Personal Bank

also delivered a
strong quarter of credit card growth and referral volumes

to Wealth and Business Banking. This quarter,

Business Banking reported strong commercial loan

growth, record
second-quarter retail originations in TD Auto Finance (TDAF),

and robust customer acquisition in Small Business Banking.

In addition, TDAF scored highest in two segments
of the J.D. Power 2025 Canada Dealer Financing Satisfaction

Study, ranking #1 for

Dealer Satisfaction among Non-Prime and Prime Credit Non

-Captive Automotive
Financing Lenders
1
.
The U.S. Retail Bank delivered continued momentum

and progress on balance sheet restructuring
U.S. Retail reported net income for the quarter was $120

million (US$89 million), down 76% (77% in U.S. dollars),

compared with the second quarter last year.

On an adjusted
basis, net income was $967 million (US$680 million),

down 19% (23% in U.S. dollars). Reported net income

for the quarter from the Bank’s prior investment

in Schwab was
$78 million (US$54 million), a decrease of 57% (60% in

U.S. dollars), compared with the second quarter last year

reflecting the Bank’s sale of its remaining

equity investment
in Schwab this quarter.

The U.S. Retail Bank, which excludes the Bank’s

prior investment in Schwab, reported net income was $42

million (US$35 million), down 87% (86% in U.S.

dollars),
compared with the second quarter last year,

primarily reflecting the impact of balance sheet restructuring activities, higher governance and control investments,

including costs

TD Auto Finance received the highest score in the retail non-captive non-prime segment and the retail non-captive prime segment in the J.D. Power 2024-2025 Canada Dealer Financing Satisfaction
Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

for U.S. BSA/AML remediation, and higher PCL, partially

offset by the impact of charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program
and FDIC special assessment charge in the second

quarter last year. On an adjusted

basis, net income was $889 million (US$626 million),

down 13% (16% in U.S. dollars)
compared with the second quarter last year,

reflecting higher governance and control investments,

including costs for U.S. BSA/AML remediation, and

higher PCL, partially
offset by higher revenue.

This quarter, the U.S. Retail Bank

demonstrated

resilience and delivered continued momentum, with its

sixth quarter of consumer deposit growth and double

-digit growth in
U.S. Wealth assets year over year.

This quarter, TD Bank, America’s

Most Convenient Bank
®
, ranked #1 in Florida for retail banking customer satisfaction in the J.D. Power
2025 U.S. Retail Banking Satisfaction Study
2
.
Wealth Management and Insurance delivered strong

results across diversified businesses

Wealth Management and Insurance net income

was $707 million, an increase of 14% compared with

the second quarter last year, with

strong revenue growth in both
businesses. This quarter’s revenue growth of 12% reflected higher insurance premiums, higher fee-based revenue, and transaction revenue.

This quarter, Wealth Management

and Insurance continued to invest in client-centric innovation and deliver growth. TD Asset Management

(TDAM) launched the TD
Greystone Infrastructure iCapital Canada Access Fund, expanding access to direct private infrastructure to retail investors.

TDAM also added more than $5 billion in net
institutional assets, demonstrating its strength as the #1 institutional asset manager in Canada among the Big 5 banks.

The TD Private Wealth Management and TD

Financial
Planning businesses delivered strong net asset growth this

quarter. Additionally,

TD Insurance continued to deliver double-digit premium

growth and further increased its
market share
3
.
Wholesale Banking delivered record revenue including

fees earned from TD’s sale of its remaining

equity investment in Schwab
Wholesale Banking reported net income for the quarter was

$419 million, an increase of 16% compared with the second

quarter last year, primarily reflecting

higher revenue,
partially offset by higher PCL and non-interest expenses.

On an adjusted basis, net income was $445 million,

an increase of 1% compared with the second

quarter last year.
Revenue for the quarter was a record $2,129 million, an

increase of 10% compared with the second quarter

last year, primarily reflecting higher

trading-related revenue, and
underwriting fees, including those associated with the Bank’s sale of its remaining equity investment in Schwab.
This quarter, Wholesale Banking executed

the largest sole-managed convertible offering in

the U.S. since 2020, demonstrating the strength

of its capabilities and market
influence. Wholesale Banking was voted Overall Commodities

Dealer in the Energy Risk Commodity Rankings

2025, run by Risk.net, reflecting its global leadership,

reliability,
and client trust.

Capital
TD’s Common Equity Tier 1 Capital

ratio was 14.9%.

Conclusion
“We are operating in a fluid macroeconomic environment.

As we navigate this period of uncertainty,

TD is very well-capitalized, prepared for a broad range

of economic
scenarios, and remains focused on the needs and goals of

our clients,” added Chun. “I want to thank our colleagues

for their continued efforts as we further

strengthen our
Bank and build for the future.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

2

TD Bank received the highest score in a tie in Florida in the J.D. Power 2025 U.S. Retail Banking Satisfaction Study, which measures customers’ satisfaction with their primary bank. Visit
jdpower.com/awards for more details.

Rankings based on data provided by OSFI, Insurers and the Insurance Bureau of Canada for the year ended December 31, 2024. Excludes public insurance regimes (ICBC, MPI and SAF).

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading

“Economic
Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2025 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”,
“predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-
looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial,

economic, political,
and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML
program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology
and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and
control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws
and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and
disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent;

changes in foreign
exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market
illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and
claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,

under
the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Results of operations
Total revenue – reported $ 22,937 $ 14,049 $ 13,819 $ 36,986 $ 27,533
Total revenue – adjusted
1
15,138 15,030 13,883 30,168 27,654
Provision for (recovery of) credit losses 1,341 1,212 1,071 2,553 2,072
Insurance service expenses (ISE) 1,417 1,507 1,248 2,924 2,614
Non-interest expenses – reported 8,139 8,070 8,401 16,209 16,431
Non-interest expenses – adjusted
1
7,908 7,983 7,084 15,891 14,209
Net income – reported 11,129 2,793 2,564 13,922 5,388
Net income – adjusted
1
3,626 3,623 3,789 7,249 7,426
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 936.4 $ 965.3 $ 928.1 $ 936.4 $ 928.1
Total assets 2,064.3 2,093.6 1,966.7 2,064.3 1,966.7
Total deposits 1,267.7 1,290.5 1,203.8 1,267.7 1,203.8
Total equity 126.1 119.0 112.0 126.1 112.0
Total risk-weighted assets
2
624.6 649.0 602.8 624.6 602.8
Financial ratios
Return on common equity (ROE) – reported
3
39.1% 10.1% 9.5% 24.8% 10.2%
Return on common equity – adjusted
1
12.3 13.2 14.5 12.7 14.3
Return on tangible common equity (ROTCE)
1,3
48.0 13.4 13.0 31.3 13.9
Return on tangible common equity – adjusted
1
15.0 17.2 19.2 15.9 18.9
Efficiency ratio – reported
3
35.5 57.4 60.8 43.8 59.7
Efficiency ratio – adjusted, net of ISE
1,3,4
57.6 59.0 56.1 58.3 56.7
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.58 0.50 0.47 0.54 0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 6.28 $ 1.55 $ 1.35 $ 7.81 $ 2.90
Diluted 6.27 1.55 1.35 7.81 2.89
Dividends per share 1.05 1.05 1.02 2.10 2.04
Book value per share
3
66.75 61.61 57.69 66.75 57.69
Closing share price (TSX)
5
88.09 82.91 81.67 88.09 81.67
Shares outstanding (millions)
Average basic 1,740.5 1,749.9 1,762.8 1,745.3 1,769.8
Average diluted 1,741.7 1,750.7 1,764.1 1,746.3 1,771.2
End of period 1,722.5 1,751.7 1,759.3 1,722.5 1,759.3
Market capitalization (billions of Canadian dollars) $ 151.7 $ 145.2 $ 143.7 $ 151.7 $ 143.7
Dividend yield
3
5.0% 5.4% 5.1% 5.2% 5.0%
Dividend payout ratio
3
16.6 67.8 75.6 26.8 70.3
Price-earnings ratio
3
9.1 17.5 13.8 9.1 13.8
Total shareholder return (1 year)
3
13.6 6.9 4.5 13.6 4.5
Common share information – adjusted (Canadian dollars)
Per share earnings
Basic $ 1.97 $ 2.02 $ 2.04 $ 3.99 $ 4.05
Diluted 1.97 2.02 2.04 3.99 4.04
Dividend payout ratio 53.0% 51.9% 49.9% 52.4% 50.3%
Price-earnings ratio 11.4 10.6 10.5 11.4 10.5
Capital ratios
3
Common Equity Tier 1 Capital ratio 14.9% 13.1% 13.4% 14.9% 13.4%
Tier 1 Capital ratio 16.6 14.7 15.1 16.6 15.1
Total Capital ratio 18.5 17.0 17.1 18.5 17.1
Leverage ratio 4.7 4.2 4.3 4.7 4.3
TLAC ratio 31.0 29.5 30.6 31.0 30.6
TLAC Leverage ratio 8.7 8.5 8.7 8.7 8.7
1
The Toronto-Dominion Bank (“TD”

or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and

refers to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events”, “How We Performed” or “How
Our Businesses Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures
and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and Total Loss

Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the second quarter of 2025 Management’s Discussion and
Analysis (MD&A) for further details.

3

For additional information about these metrics, refer to the Glossary in the second quarter of 2025 MD&A,

which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q2 2025: $13,721 million, Q1 2025: $13,523 million, Q2 2024: $12,635 million, 2025 YTD: $27,244 million, 2024

YTD: $25,040 million.

Toronto Stock Exchange closing market

price.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

SIGNIFICANT EVENTS

a)

Sale of Schwab Shares
On February 12, 2025, the Bank sold its entire

remaining equity investment in the Charles

Schwab Corporation (“Schwab”) through a

registered offering and share
repurchase by Schwab. Immediately prior

to the sale, TD held 184.7 million shares of

Schwab’s common stock, representing 10.1%

economic ownership. The sale
of the shares resulted in proceeds of approximately

$21.0 billion (US$14.6 billion) and

the Bank recognized

a net gain on sale of approximately $8.6 billion
(US$5.8 billion). This gain is net of the release

of related cumulative foreign currency

translation from AOCI, the release of AOCI on

designated net investment
hedging items, direct transaction costs,

and taxes. The Bank also recognized

$184 million of underwriting fees in its

Wholesale segment as a result of TD
Securities acting as a lead bookrunner on

the transaction.

The transaction increased

Common Equity Tier 1 (CET1) capital by approximately

238 basis points (bps). The Bank discontinued

recording its share of
earnings available to common shareholders

from its investment in Schwab following

the sale. The Bank continues to have a

business relationship with Schwab
through the IDA Agreement.
b) Restructuring Charges
The Bank initiated a new restructuring program

in the second quarter of 2025 to reduce its

cost base and achieve greater efficiency. In connection with this program, the Bank incurred $163 million

pre-tax of restructuring charges in

the second quarter of 2025 which primarily

relate to real estate optimization, employee
severance and other personnel-related

costs, and asset impairment and other rationalization,

including certain business wind-downs.

The Bank expects to incur
total restructuring charges of $600 million

to $700 million pre-tax over the next several

quarters, to generate savings of approximately

$100 million pre-tax in fiscal
2025 and fully realized annual savings of $550

million to $650 million pre-tax, including savings

from an approximate 2% workforce

reduction
4
.
UPDATE ON U.S. BANK

SECRECY ACT (BSA)/ANTI-MONEY LAUNDERING (AML

)

PROGRAM REMEDIATION

AND
ENTERPRISE AML PROGRAM IMPROVEMENT ACTIVITIES
As previously disclosed in the Bank’s 2024

MD&A, on October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities
and regulators, it reached a resolution of previously

disclosed investigations related to its

U.S. BSA/AML compliance programs (the “Global

Resolution”). The Bank
and certain of its U.S. subsidiaries consented

to orders with the Office of the Comptroller

of the Currency (OCC), the Federal Reserve

Board, and the Financial
Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and

plea
agreements, including meeting its requirements

to remediate the Bank’s U.S. BSA/AML programs.

In addition, the Bank is also undertaking several

improvements
to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
For additional information on the Global

Resolution, the Bank’s U.S. BSA/AML program

remediation activities, the Bank’s Enterprise

AML Program improvement
activities, and the risks associated with the

foregoing, see the “Significant Events – Global

Resolution of the Investigations into the Bankְ’s U.S. BSA/AML

Program”
and “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations into

the Bank’s U.S. BSA/AML Program” sections of

the Bank’s
2024 MD&A.
Remediation of the U.S. BSA/AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. As noted in the

Bank’s first quarter 2025
MD&A, the Bank continues to expect to have

the majority of its management remediation

actions implemented in calendar 2025

with remaining management
implementations planned for calendar 2026

and into calendar 2027. Sustainability

and testing activities are planned for calendar

2026 and calendar 2027 following
management implementations, and the Bank

is targeting to have the Suspicious Activity

Report lookback completed in calendar 2027

per the OCC consent order.
For fiscal 2025, the Bank continues to expect

U.S. BSA/AML remediation and related

governance and control investments of

approximately US$500 million pre-tax
and expects similar investments in fiscal

2026
5
. As noted in the Bank’s 2024 MD&A, all

management remediation actions will be

subject to validation by the Bank’s
internal audit function, followed by the review

and acceptance by the appointed monitor, demonstrated

sustainability, and, ultimately, the review and approval of
the Bank’s U.S. banking regulators and the DOJ.

Following such independent reviews, testing,

and validation, there could be additional remediation

related
implementations required from the Bank

that would take place after calendar 2027.

In addition, as the Bank undertakes the lookback

reviews, the Bank may be
required to further expand the scope of the review, either in terms of the subjects being addressed and/or

the time period reviewed. The following

graph illustrates
the Bank’s expected remediation plan and progress

on a calendar year basis, based on its

work to date:
As noted in the Bank’s 2024 MD&A including in the

“Risk Factors That May Affect Future Results

– Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program” section thereof, the Bank’s

remediation timeline is based on the Bank’s

current plans, as well as assumptions related

to the duration of
4

The Bank's expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
5
The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 and medium term plan.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

planning activities, including the completion

of external benchmarking and lookback

reviews. The Bank’s ability to meet its planned

remediation milestones
assumes that the Bank will be able to

successfully execute against its U.S. BSA/AML

remediation program plan, which

is subject to inherent risks and
uncertainties including the Bank’s ability to attract

and retain key employees, the ability

of third parties to deliver on their contractual

obligations, and the successful
development and implementation of required

technology solutions. Furthermore, the execution

of the U.S. BSA/AML remediation plan, including

these planned
milestones, will not be entirely within the

Bank’s control because of various factors such

as (i) the requirement to obtain regulatory

approval or non-objection before
proceeding with various steps, and (ii) the requirement

for the various deliverables to be acceptable

to the regulators and/or the monitor. As of the date hereof,

the
Bank believes that it and its applicable

U.S. subsidiaries have taken such actions as

are required of them to date under the terms

of the consent orders and plea
agreements and is not aware of them being in

breach of the same.
While substantial work remains, in addition

to the work that has been completed and

previously outlined in the Bank’s 2024 MD&A and

first quarter 2025 MD&A,
the Bank continued to make progress on

remediating and strengthening its U.S. BSA/AML

program during the second fiscal quarter

of 2025, including:

1)

incremental improvements to transaction

monitoring capabilities with the implementation

of the final round of planned scenarios into

the Bank’s U.S.
transaction monitoring system as set out in

our U.S. BSA/AML program remediation plan;
2)

the continued implementation of enhanced,

streamlined investigation practices including

the introduction of updated procedures

for analyzing
customer activity;
3)

progress with data staging in relation to lookback

reviews;
4)

the implementation of further enhancements

to cash deposit requirements at store locations;
5)

updated policies, including those with respect

to Know Your Customer activities, and revised escalation standards across all of U.S. Financial Crime
Risk Management; and
6)

further hiring of U.S. investigative analysts,

as planned, to help manage higher case

volumes resulting from the additional monitoring

capabilities that
have been implemented.
For the remainder of fiscal 2025, the

Bank’s focus will be on implementing incremental

enhancements to its transaction monitoring

and reporting controls,
including:
1)

continued improvements to transaction

monitoring standards, procedures and

training;
2)

the implementation of additional reporting

and controls for cash management activities;

3)

further progress with data staging and analysis

in relation to lookback reviews; and
4)

the deployment of machine learning analysis

capabilities beginning in the third fiscal quarter

of 2025.
As noted in the Bank’s 2024 MD&A, to help ensure

that the Bank can continue to support its

customers’ financial needs in the U.S.

while not exceeding the
limitation on the combined total assets of

the U.S. Bank, the Bank is focused on executing

multiple U.S. balance sheet restructuring actions

in fiscal 2025. Refer to
the “Update on U.S. Balance Sheet Restructuring”

section of the U.S. Retail segment section

for additional information on these actions.

For additional information
about expenses associated with the Bank’s U.S. BSA/AML

program remediation activities, refer

to the U.S. Retail segment section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is continuing to implement improvements

to the Enterprise AML Program and

continues to target implementation of

the majority of its Enterprise AML
Program remediation and enhancement actions

by the end of calendar 2025. As noted in

the Bank’s first quarter 2025 MD&A, once implemented,

those
remediation and enhancement actions will

then be subject to internal review, challenge and validation of the activities. Following the end of the

first fiscal quarter,
the Financial Transactions and Reports Analysis Centre

of Canada (“FINTRAC”) commenced a

review of certain remediation steps that

the Bank has taken to date
to address the FINTRAC violations. This review

is ongoing,

and subject to the outcome, may result

in additional regulatory actions.
As noted in the “Risk Factors That May

Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program” section of the
Bank’s 2024 MD&A, the remediation and enhancement

of the Enterprise AML program is exposed

to similar risks as noted in respect

of the remediation of the
Bank’s U.S. BSA/AML program. In particular,

as the Bank continues its remediation and

improvement activities of the Enterprise

AML Program, it expects an
increase in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s Financial Crime

Risk Management
(FCRM)

investigations processing that the Bank

currently faces, but is working towards

remediating, across the enterprise. In addition,

it continues to assess (i)
whether issues that have been, and continue

to be, identified in the U.S. BSA/AML program

exist in the Enterprise AML Program in Canada,

Europe or Asia, and
(ii) the impact of such issues. The results of

these assessments may also broaden

the scope of the remediation and improvements

required for the Enterprise AML
Program. Furthermore, the Bank’s regulators

or law enforcement agencies may identify

other issues with the Bank’s Enterprise AML

Program, which may result in
additional regulatory actions.

While substantial work remains, the

Bank has made progress on the improvements

to the Enterprise AML Program over the

second fiscal quarter of 2025,
including:

1) new reporting on workloads, which has

improved our ability to forecast resource

needs and expanded our FCRM program

reporting to the Bank’s
Boards and senior management;
2) launching technology initiatives to consolidate

electronic document and data availability, to improve quality and timeliness of monitoring and oversight
of escalated AML issues;

3) continued improvements in the Bank’s process

and procedural guidance, reinforced

with targeted training across FCRM and

individual business
lines; and
4) hiring of additional investigative analysts,

to help improve management of

case volumes, with further expansion planned over

the rest of the fiscal
year.

For the remainder of fiscal 2025, the

Bank’s focus will be on the following improvements

to the Enterprise AML Program:

1) the Enterprise-wide adoption of a new

centralized case management tool that is already

in production in the U.S., with the goal of

strengthening
oversight and investigations of identified

FCRM risks; and
2) the ongoing rollout of an enhanced risk

assessment methodology and tools to

strengthen identification and measurement

of FCRM risks across
clients, products, and transactions, supported

by improved data capabilities.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economic outlook has weakened

in the wake of the historically elevated import

tariffs levied by the United States on its trading partners

around the
world. The future path of tariff policy is highly uncertain

and financial market volatility has risen.

At the same time, inflation expectations have

increased as the U.S.
tariffs – and retaliatory measures – are expected

to raise prices and complicate global

supply chains. This puts global central banks

in the challenging position of
gauging whether any resulting inflationary

pressures are one-time or prove persistent.

TD Economics still expects future interest

rate reductions, but uncertainty on
the outlook has increased.

After growing at a healthy 2.8% annualized

pace in calendar 2024, the U.S. economy recorded

a small contraction in the first quarter of

calendar 2025.
Economic growth was held back by a surge in

goods imports, as businesses rushed

to stockpile ahead of tariffs. American households and

businesses rushed to
buy big-ticket items such as cars and equipment

before tariffs either lead to increased prices

or made certain goods more difficult to obtain.

This boosted growth in
the domestic economy to a 3% annualized

pace in the first quarter of calendar 2025.

These trends are likely to reverse in the second

calendar quarter, putting the
U.S. economy on track to record a modest

improvement in economic growth even

as momentum in the domestic economy

slows. TD Economics expects that U.S.
tariffs will be partially rolled back over the second

half of 2025 as trade deals are reached

between the U.S. and many other countries.

As a result of heightened
uncertainty and tariffs, TD Economics has

substantially downgraded its forecast for

U.S. economic growth in calendar 2025,

followed by only a modest recovery
next calendar year.
Based on April 2025 data, the U.S. job market

has remained resilient so far this

year. The unemployment rate has held largely steady at around

4.2%. The U.S.
economy had been on track for a “soft landing”

only a few months ago, where inflation

pressures were expected to gradually

drift lower. The rise in tariffs has
raised uncertainty on whether a soft landing

is still likely, and the Federal Reserve has kept interest rates unchanged as it assesses the impact of the

tariffs on the
economy.
TD Economics expects that by July 2025,

the U.S. central bank will have sufficient clarity around

the economic outlook to resume monetary

easing, with the
federal funds rate expected to be lowered

to 3.50-3.75% by the end of calendar 2025

– a level still on the restrictive side.
Canada’s economic outlook for 2025 has softened

due to the impact of U.S. tariffs. Canada’s economy had

expanded at a solid pace in calendar

2024, boosted
by strong population gains and lower interest

rates. U.S tariffs on Canada have not been

as severe as initially threatened, however, the effect of elevated uncertainty about tariff policy has resulted in a deterioration in business confidence about the future,

which is expected to dampen business investment

and weigh
on Canada’s economy for some time. TD Economics

expects Canada’s economy to slip into a

shallow recession beginning in the second

quarter of calendar 2025,
before likely gaining some modest traction by

year end. This soft backdrop is expected

to lift the unemployment rate from 6.9% in

April to 7.2% by (calendar) year
end. TD Economics also expects population

growth to slow sharply over the next

few years as immigration policy changes

restrict inflows.
The Canadian central bank lowered its overnight

rate further to 2.75% in March 2025, before

pausing to assess the impact of U.S. tariffs on

the economic
outlook. TD Economics expects the Bank of

Canada to continue trimming interest rates, reaching

2.25% by the third quarter of calendar 2025.

Concerns about the
U.S. economic outlook and larger U.S. government

deficits have weakened the U.S. dollar, lifting the

Canadian dollar. TD Economics expects the Canadian dollar
will trade in the 72 to 73 U.S. cent range over

the next few quarters, although that is likely

to be influenced by the path of U.S. trade policy.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income included in

the U.S. Retail segment includes only the

portion of revenue and credit losses attributable

to TD under the agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For further
details, refer to the “Significant Events”

section of this document. The Bank

discontinued recording its share of earnings

available to common shareholders from its
investment in Schwab following the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was reported

with a one-month lag. For further details,

refer to Note 12 of the Bank’s 2024 Annual

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.
During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.

Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the IDA Agreement.

Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
Strategic Review Update
The Bank is conducting a strategic review. The strategic review is organized across four pillars:
1)

Adjust business mix and capital allocation –

re-allocate capital and disproportionately

invest in targeted segments;
2)

Simplify the portfolio and drive ROE

focus – simplify, optimize, and reposition portfolios to drive returns;

3)

Evolve the Bank and accelerate capabilities

– simplify operating model and strengthen

capabilities to deliver exceptional client experiences;

and

4)

Innovate to drive efficiency and operational excellence

– redesign operations and processes.

The Bank will provide an update on its strategic

review, and on the Bank’s medium-term financial targets, in

the second half of 2025. For additional information

on
current initiatives that are part of the

strategic review, refer to “Significant Events – Sale of Schwab

Shares”, “How Our Businesses Performed

– U.S. Retail –
Update on U.S. Balance Sheet Restructuring

Activities”, and “Significant Events –

Restructuring Charges”

in this document.

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income $ 8,125 $ 7,866 $ 7,465 $ 15,991 $ 14,953
Non-interest income 14,812 6,183 6,354 20,995 12,580
Total revenue 22,937 14,049 13,819 36,986 27,533
Provision for (recovery of) credit losses 1,341 1,212 1,071 2,553 2,072
Insurance service expenses 1,417 1,507 1,248 2,924 2,614
Non-interest expenses 8,139 8,070 8,401 16,209 16,431
Income before income taxes and share

of net income from
investment in Schwab 12,040 3,260 3,099 15,300 6,416
Provision for (recovery of) income taxes 985 698 729 1,683 1,363
Share of net income from investment in

Schwab
74 231 194 305 335
Net income – reported 11,129 2,793 2,564 13,922 5,388
Preferred dividends and distributions on other

equity instruments
200 86 190 286 264
Net income attributable to common shareholders $ 10,929 $ 2,707 $ 2,374 $ 13,636 $ 5,124

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events”, “How We
Performed”,

or “How Our Businesses Performed” sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Operating results – adjusted
Net interest income
1,2
$ 8,208 $ 7,920 $ 7,529 $ 16,128 $ 15,074
Non-interest income
3
6,930 7,110 6,354 14,040 12,580
Total revenue 15,138 15,030 13,883 30,168 27,654
Provision for (recovery of) credit losses 1,341 1,212 1,071 2,553 2,072
Insurance service expenses 1,417 1,507 1,248 2,924 2,614
Non-interest expenses
4
7,908 7,983 7,084 15,891 14,209
Income before income taxes and share of net income from
investment in Schwab 4,472 4,328 4,480 8,800 8,759
Provision for (recovery of) income taxes 929 962 920 1,891 1,792
Share of net income from investment in Schwab
5
83 257 229 340 459
Net income – adjusted 3,626 3,623 3,789 7,249 7,426
Preferred dividends and distributions on other equity instruments 200 86 190 286 264
Net income available to common shareholders –

adjusted
3,426 3,537 3,599 6,963 7,162
Pre-tax adjustments for items of note
Amortization of acquired intangibles
6
(43) (61) (72) (104) (166)
Acquisition and integration charges related to the Schwab

transaction
4,5
– – (21) – (53)
Share of restructuring and other charges from investment

in Schwab
5
– – – – (49)
Restructuring charges
4
(163) – (165) (163) (456)
Acquisition and integration-related charges
4
(34) (52) (102) (86) (219)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1
(47) (54) (64) (101) (121)
Gain on sale of Schwab shares
3
8,975 – – 8,975 –
U.S. balance sheet restructuring
2,3
(1,129) (927) – (2,056) –
Civil matter provision
4
– – (274) – (274)
FDIC special assessment
4
– – (103) – (514)
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
4
– – (615) – (615)
Less: Impact of income taxes
Amortization of acquired intangibles (8) (9) (10) (17) (25)
Acquisition and integration charges related to the Schwab

transaction
– – (5) – (11)
Restructuring charges (41) – (43) (41) (121)
Acquisition and integration-related charges (8) (11) (22) (19) (46)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(12) (13) (16) (25) (30)
Gain on sale of Schwab shares 407 – – 407 –
U.S. balance sheet restructuring (282) (231) – (513) –
Civil matter provision – – (69) – (69)
FDIC special assessment – – (26) – (127)
Total adjustments for items

of note
7,503 (830) (1,225) 6,673 (2,038)
Net income available to common shareholders – reported $ 10,929 $ 2,707 $ 2,374 $ 13,636 $ 5,124
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income – Q2 2025: ($47) million,

Q1 2025: ($54) million,
2025 YTD: ($101) million, Q2 2024: ($64) million, 2024 YTD: ($121) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q2 2025: $36 million, 2025 YTD: $36 million, reported in the U.S.

Retail segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – Q2 2025: $8,975 million, 2025 YTD: $8,975 million, reported in the Corporate segment; and
ii.

U.S. balance sheet restructuring – Q2 2025: $1,093 million, Q1 2025: $927 million, 2025 YTD: $2,020 million, reported in the U.S. Retail segment.
4
Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q2 2025: $34 million, Q1 2025: $35 million, 2025 YTD: $69 million,

Q2 2024: $42 million, 2024 YTD: $105 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q2 2024: $16 million, 2024 YTD: $39 million, reported in the Corporate segment;
iii.

Restructuring charges – Q2 2025: $163 million, 2025 YTD: $163 million, compared with Q2 2024: $165 million, 2024

YTD: $456 million under a previous program, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q2 2025: $34 million, Q1 2025: $52 million, 2025 YTD:

$86 million, Q2 2024: $102 million, 2024 YTD: $219 million, reported in the Wholesale Banking segment;
v.

Civil matter provision – Q2 2024: $274 million, 2024 YTD: $274 million, reported in the Corporate segment;
vi.

FDIC special assessment – Q2 2024: $103 million, 2024 YTD: $514 million, reported in the U.S. Retail segment; and
vii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q2 2024:

$615 million, 2024 YTD: $615 million, reported in the U.S. Retail segment.
5
Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q2 2025: $9 million, Q1 2025: $26 million, 2025 YTD:

$35 million, Q2 2024: $30 million, 2024 YTD: $61 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2024: $5 million, 2024 YTD: $14 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024 YTD: $27 million; and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024 YTD: $22 million.
6

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and

5 for amounts.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Basic earnings (loss) per share – reported $ 6.28 $ 1.55 $ 1.35 $ 7.81 $ 2.90
Adjustments for items of note (4.31) 0.47 0.69 (3.82) 1.15
Basic earnings per share – adjusted $ 1.97 $ 2.02 $ 2.04 $ 3.99 $ 4.05
Diluted earnings (loss) per share – reported $ 6.27 $ 1.55 $ 1.35 $ 7.81 $ 2.89
Adjustments for items of note (4.30) 0.47 0.69 (3.82) 1.15
Diluted earnings per share – adjusted $ 1.97 $ 2.02 $ 2.04 $ 3.99 $ 4.04
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was 11.5% CET1 Capital effective fiscal 2024.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Average common equity $ 114,585 $ 106,133 $ 101,137 $ 110,708 $ 100,573
Net income (loss) attributable to common

shareholders – reported
10,929 2,707 2,374 13,636 5,124
Items of note, net of income taxes (7,503) 830 1,225 (6,673) 2,038
Net income available to common shareholders

– adjusted
$ 3,426 $ 3,537 $ 3,599 $ 6,963 $ 7,162
Return on common equity – reported 39.1% 10.1% 9.5% 24.8% 10.2%
Return on common equity – adjusted 12.3 13.2 14.5 12.7 14.3
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Average common equity $ 114,585 $ 106,133 $ 101,137 $ 110,708 $ 100,573
Average goodwill 19,302 19,205 18,380 19,207 18,322
Average imputed goodwill and intangibles on
investments in Schwab 1,304 5,116 6,051 2,924 6,062
Average other acquired intangibles
1
450 482 574 456 595
Average related deferred tax liabilities (236) (237) (228) (236) (230)
Average tangible common equity 93,765 81,567 76,360 88,357 75,824
Net income attributable to common
shareholders – reported 10,929 2,707 2,374 13,636 5,124
Amortization of acquired intangibles, net of income

taxes
35 52 62 87 141
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 10,964 2,759 2,436 13,723 5,265
Other items of note, net of income taxes (7,538) 778 1,163 (6,760) 1,897
Net income available to common shareholders

– adjusted
$ 3,426 $ 3,537 $ 3,599 $ 6,963 $ 7,162
Return on tangible common equity 48.0% 13.4% 13.0% 31.3% 13.9%
Return on tangible common equity – adjusted 15.0 17.2 19.2 15.9 18.9
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2024 MD&A, and Note

28 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2024.

Effective the first quarter of 2025, certain

U.S. governance and control
investments, including costs for U.S. BSA/AML

remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $13

million, compared with
$15 million in the prior quarter and $4 million in

the second quarter last year.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Retail segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
are recorded in the Corporate segment.

Refer to “Significant Events”

for further details.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income $ 4,023 $ 4,135 $ 3,812 $ 8,158 $ 7,645
Non-interest income 968 1,014 1,027 1,982 2,078
Total revenue 4,991 5,149 4,839 10,140 9,723
Provision for (recovery of) credit losses –

impaired
428 459 397 887 761
Provision for (recovery of) credit losses –

performing
194 62 70 256 129
Total provision for (recovery of) credit losses 622 521 467 1,143 890
Non-interest expenses 2,052 2,086 1,957 4,138 3,941
Provision for (recovery of) income taxes 649 711 676 1,360 1,368
Net income $ 1,668 $ 1,831 $ 1,739 $ 3,499 $ 3,524
Selected volumes and ratios
Return on common equity
1
28.9% 31.4% 32.9% 30.2% 33.8%
Net interest margin (including on securitized

assets)
2
2.82 2.81 2.84 2.82 2.84
Efficiency ratio 41.1 40.5 40.4 40.8 40.5
Number of Canadian retail branches 1,059 1,063 1,062 1,059 1,062
Average number of full-time equivalent staff 27,371 27,422 29,053 27,397 29,163
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s second quarter 2025
MD&A for additional information about these metrics.

Quarterly comparison – Q2 2025 vs. Q2 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,668 million, a decrease of $71 million, or

4%, compared with the second quarter
last year, primarily reflecting higher PCL and non-interest expenses,

partially offset by higher revenue. The annualized

ROE for the quarter was 28.9%, compared
with 32.9%, in the second quarter last year.

Revenue for the quarter was $4,991

million, an increase of $152

million, or 3%, compared with the second quarter

last year. Net interest income was
$4,023 million, an increase of $211 million, or 6%, primarily reflecting volume growth. Average loan volumes increased

$21 billion, or 4%, reflecting 3% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $25

billion, or 5%, reflecting 4% growth in personal

deposits and 8% growth
in business deposits. Net interest margin

was 2.82%, a decrease of 2 bps, primarily

due to changes to balance sheet mix reflecting

the transition of Bankers’
Acceptances (BAs) to Canadian Overnight

Repo Rate Average (CORRA)-based loans. Non-interest

income was $968 million, a decrease

of $59 million, or 6%,
compared with the second quarter last

year, primarily reflecting lower fees due to the transition of

BAs to CORRA-based loans in the prior

year, the impact of
which is offset in net interest income.
PCL for the quarter was $622 million, an increase

of $155 million compared with the second

quarter last year. PCL – impaired was $428

million, an increase of
$31 million, or 8%, largely reflecting credit

migration in the consumer lending portfolios.

PCL – performing was $194 million, an increase

of $124

million compared
to the prior year. The performing provisions this quarter largely reflect credit impacts from policy and

trade uncertainty, including overlays and an update to our
macroeconomic forecasts. Total PCL as an annualized percentage of credit volume was 0.44%, an increase of 10 bps

compared with the second quarter last year.

Non-interest expenses for the quarter were $2,052

million, an increase of $95 million, or

5%, compared with the second quarter

last year, primarily reflecting
higher technology spend and other operating

expenses.

The efficiency ratio for the quarter was 41.1%,

compared with 40.4% in the second quarter

last year.
Quarterly comparison – Q2 2025 vs. Q1 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$1,668 million, a decrease of $163

million, or 9%, compared with the prior quarter,
primarily reflecting lower revenue and higher

PCL, partially offset by lower non-interest

expenses. The annualized ROE for the quarter

was 28.9%, compared with
31.4% in the prior quarter.
Revenue decreased $158

million, or 3%, compared with the prior quarter. Net interest income decreased $112 million, or 3%, reflecting fewer days

in the
second quarter, partially offset by volume growth. Average loan volumes increased $2 billion,

relatively flat compared with the prior

quarter. Average deposit

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

volumes increased $1 billion, relatively

flat compared with the prior quarter.

Net interest margin was 2.82%, an increase

of 1 basis point, primarily due to higher
margins on loans. As we look forward to the

third quarter,

while many factors can impact margins,

we again expect net interest margin to be relatively

stable
6
. Non-
interest income decreased $46 million,

or 5% compared with the prior quarter, reflecting lower

fee revenue.
PCL for the quarter was $622 million, an increase

of $101 million compared with the prior

quarter. PCL – impaired was $428

million, a decrease of $31 million,
or 7%, recorded across the consumer and

commercial lending portfolios. PCL – performing

was $194 million, an increase of $132

million. The performing
provisions this quarter largely reflect credit

impacts from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts.

Total PCL
as an annualized percentage of credit volume

was 0.44%, an increase of 9 bps compared

with the prior quarter.
Non-interest expenses decreased $34 million,

or 2% compared with the prior quarter, primarily reflecting

fewer days in the second quarter, the impact of TD
Share Compensation Initiative from the prior

quarter,

and lower other operating expenses.
The efficiency ratio was 41.1%, compared with 40.5%

in the prior quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Canadian Personal and Commercial

Banking net income for the six months ended

April 30, 2025, was $3,499 million, a decrease

of $25 million, or 1%, compared
with the same period last year, reflecting higher PCL and non-interest expenses, partially offset by higher revenue.

The annualized ROE for the period was 30.2%,
compared with 33.8%, in the same period

last year.

Revenue for the period was $10,140 million,

an increase of $417 million, or 4%, compared

with the same period last year. Net interest income was
$8,158 million, an increase of $513 million, or

7%, compared with the same period last

year, primarily reflecting volume growth. Average loan volumes increased
$23 billion, or 4%, reflecting 4% growth in

personal loans and 6% growth in business

loans. Average deposit volumes increased $25 billion,

or 5%, reflecting 4%
growth in personal deposits and 8% growth in

business deposits. Net interest margin

was 2.82%, a decrease of 2 bps, primarily due

to changes to balance sheet
mix reflecting the transition of BAs to CORRA-based

loans. Non-interest income was $1,982

million, a decrease of $96

million, or 5%, reflecting lower fees due

to
the transition of BAs to CORRA-based loans in

the prior year, the impact of which is offset in net interest income,

partially offset by higher fee revenue.

PCL was $1,143 million, an increase of $253

million compared with the same period last

year. PCL – impaired was $887 million, an increase of $126

million, or
17%, largely reflecting credit migration in

the consumer lending portfolios. PCL – performing

was $256 million, an increase of $127 million

compared with the same
period last year. The current year performing provisions largely reflect credit impacts from policy and

trade uncertainty, including overlays and an update to our
macroeconomic forecasts, and volume growth.

Total PCL as an annualized percentage of credit volume was 0.39%, an increase of 7 bps compared with the same
period last year.
Non-interest expenses were $4,138 million,

an increase of $197

million, or 5%, compared with the same period

last year, reflecting higher technology spend
and other operating expenses.
The efficiency ratio was 40.8%, compared with 40.5%,

for the same period last year.
U.S. Retail
Update on U.S. Balance Sheet Restructuring

Activities
The Bank continued to focus on executing

the balance sheet restructuring activities

disclosed in the 2024 MD&A to help ensure

the Bank can continue to support
customers’ financial needs in the U.S. while not

exceeding the limitation on the combined

total assets of TD Bank, N.A. and TD

Bank USA, N.A. (the “U.S. Bank”).
As previously disclosed, the Bank expects

to reposition its U.S. investment portfolio by

selling up to US$50 billion of lower yielding investment

securities and
reinvesting the proceeds into a similar composition

of assets but yielding higher rates.

During the second quarter of fiscal 2025, the

Bank sold approximately
US$3.1 billion of bonds which resulted in a

loss of US$199 million pre-tax. In the

aggregate, since the announcement of

the U.S. balance sheet restructuring
activities on October 10, 2024, through April

30, 2025, the Bank sold approximately

US$19 billion of bonds from its U.S. investment

portfolio for an aggregate loss
of US$1.1 billion pre-tax. Between May

1, 2025, through May 21, 2025, the Bank

sold an additional US$4.3 billion of bonds,

resulting in a loss of US$178 million
pre-tax. The Bank expects to complete its

investment portfolio repositioning no later

than the first half of calendar 2025 and expects

the net interest income benefit
from these sales to be at the upper end of

the previously disclosed range of US$300

million to US$500 million pre-tax in fiscal

2025
7
.
In addition, the Bank continues to target reducing

the U.S. Bank’s assets by approximately 10% from

the asset level as of September 30, 2024, largely

by selling
or winding down certain non-scalable or non-core

U.S. loan portfolios that do not align

with the U.S. Retail segment’s focused strategy

or have lower returns on
investment such as the correspondent lending,

residential jumbo mortgage, export

and import lending, and commercial

auto dealer portfolios. This reduction in
assets combined with natural balance sheet

run-off, is expected to be largely complete by

the end of fiscal 2025 and reduce net interest

income in the U.S. Retail
segment by approximately US$200 million

to US$225 million pre-tax in fiscal 2025
8
.
This quarter, the Bank completed the sale of US$8.6 billion

of certain U.S. residential mortgage loans (the

“correspondent loans”), which resulted

in the recognition
of a pre-tax loss including transaction

costs of US$564 million; net interest income

was US$25 million lower as a result of the related

hedge rebalance before
close. In addition to the correspondent loan

sale, loans were further reduced by US$2

billion, reflecting run-off and sales in the

non-core U.S. loan portfolios. The
Bank used proceeds from the sale of the loans,

investment maturities, and cash on hand,

to pay down US$4 billion of short-term

borrowings. Accordingly, as of
April 30, 2025, the combined total assets of the

U.S. Bank were US$399 billion. Between

May 1, 2025, through May 21, 2025, the Bank

paid down an additional
US$7 billion of bank borrowings from loan

sales, investment maturities and normalized

cash levels.
As of March 31, 2025, the combined total assets

of the U.S. Bank, as measured in accordance

with the OCC Consent Order which utilizes

the average of spot
balances of December 31, 2024, and

March 31, 2025, was US$405 billion.
In the aggregate, total losses associated

with the Bank’s U.S. balance sheet restructuring

activities from October 10, 2024,

through April 30, 2025, are
US$1,666 million pre-tax and US$1,250

million after-tax. In total, the Bank’s collective

balance sheet restructuring actions are

expected to result in a loss up to
US$1.5 billion after-tax, and impact capital

as executed
7
,8
.
6
The Bank’s Q3 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank’s
2024 MD&A and the second quarter 2025 MD&A.
7

The amount of bonds that the Bank sells and the timing of such sales, are subject to market conditions and other factors. Accordingly, the expected loss incurred as well as the expected amount of net interest income benefit, are subject to risk and uncertainties and are based on assumptions regarding the timing of when such bonds are sold, the interest rates at the time of sale as well as other market factors and conditions which are not entirely within the Bank’s control.
8

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold or wound down. The Bank’s ability to successfully dispose of the assets is subject to inherent risks and uncertainty and there is no guarantee that the

Bank will be able to sell the assets in the timeline outlined or achieve the purchase price which it currently expects. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and
conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

In addition to the asset reductions identified on

October 10, 2024, the Bank made the strategic

decision to gradually wind-down the approximately

US$3 billion
point of sale financing business which

services third-party retailers, as part of

the Bank’s efforts to reduce non-scalable and niche portfolios that do not fit the
Bank’s focused strategy.
TABLE 8: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
Canadian Dollars 2025 2025 2024 2025 2024
Net interest income – reported $

3,038
$

3,064
$

2,841
$

6,102
$

5,740
Net interest income – adjusted
1,2

3,074

3,064

2,841

6,138

5,740
Non-interest income (loss) – reported (445) (282)

606
(727)

1,210
Non-interest income – adjusted
1,3

648

645

606

1,293

1,210
Total revenue – reported

2,593

2,782

3,447

5,375

6,950
Total revenue – adjusted
1,2,3

3,722

3,709

3,447

7,431

6,950
Provision for (recovery of) credit losses –

impaired

309

529

311

838

688
Provision for (recovery of) credit losses –

performing

133
(78)

69

55

77
Total provision for (recovery of) credit losses

442

451

380

893

765
Non-interest expenses – reported

2,338

2,380

2,694

4,718

5,153
Non-interest expenses – adjusted
1,4

2,338

2,380

1,976

4,718

4,024
Provision for (recovery of) income taxes – reported (229) (192)

49
(421)

32
Provision for (recovery of) income taxes – adjusted
1

53

39

75

92

159
U.S. Retail Bank net income – reported

42

143

324

185

1,000
U.S. Retail Bank net income – adjusted
1

889

839

1,016

1,728

2,002
Share of net income from investment in

Schwab
5,6

78

199

183

277

377
Net income – reported $

120
$

342
$

507
$

462
$

1,377
Net income – adjusted
1

967

1,038

1,199

2,005

2,379
U.S. Dollars
Net interest income – reported $

2,136
$

2,160
$

2,094
$

4,296
$

4,235
Net interest income – adjusted
1,2

2,161

2,160

2,094

4,321

4,235
Non-interest income (loss) – reported (306) (198)

446
(504)

892
Non-interest income – adjusted
1,3

457

454

446

911

892
Total revenue – reported

1,830

1,962

2,540

3,792

5,127
Total revenue – adjusted
1,2,3

2,618

2,614

2,540

5,232

5,127
Provision for (recovery of) credit losses –

impaired

216

371

229

587

508
Provision for (recovery of) credit losses –

performing

95
(53)

51

42

57
Total provision for (recovery of) credit losses

311

318

280

629

565
Non-interest expenses – reported

1,644

1,675

1,980

3,319

3,795
Non-interest expenses – adjusted
1,4

1,644

1,675

1,455

3,319

2,970
Provision for (recovery of) income taxes – reported (160) (136)

37
(296)

25
Provision for (recovery of) income taxes – adjusted
1

37

27

56

64

118
U.S. Retail Bank net income – reported

35

105

243

140

742
U.S. Retail Bank net income – adjusted
1

626

594

749

1,220

1,474
Share of net income from investment in

Schwab
5,6

54

142

136

196

280
Net income – reported $

89
$

247
$

379
$

336
$

1,022
Net income – adjusted
1

680

736

885

1,416

1,754
Selected volumes and ratios
Return on common equity – reported
7

1.1
%

2.9
%

4.7
%

2.1
%

6.4
%
Return on common equity – adjusted
1,7

8.8

8.6

11.0

8.7

11.0
Net interest margin – reported
1,8

3.00

2.86

2.99

2.93

3.01
Net interest margin – adjusted
1,8

3.04

2.86

2.99

2.95

3.01
Efficiency ratio – reported

89.8

85.4

78.0

87.5

74.0
Efficiency ratio – adjusted
1

62.8

64.1

57.3

63.4

57.9
Assets under administration (billions of U.S.

dollars)
9
$

45
$

43
$

40
$

45
$

40
Assets under management (billions of U.S.

dollars)
9

9

9

7

9

7
Number of U.S. retail stores

1,137

1,134

1,167

1,137

1,167
Average number of full-time equivalent staff

28,604

28,276

27,957

28,437

27,971
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – Q2 2025: $36 million or US$25 million ($26 million or
US$19 million after-tax), 2025 YTD: $36 million or US$25 million ($26 million or US$19 million after-tax).
3

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q2 2025: $1,093 million or US$763 million ($821 million or US$572 million after

-tax), Q1 2025:

$927 million or US$652 million ($696 million or
US$489 million after-tax), 2025 YTD: $2,020

million or US$1,415 million ($1,517 million or US$1,061 million after-tax).
4

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – Q2 2024: $103 million or US$75 million ($77 million or US$56 million after

-tax), 2024 YTD: $514 million or US$375 million ($387 million or
US$282 million after-tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program –

Q2 2024: $615 million or US$450 million (before and after-tax),

2024 YTD:
$615 million or US$450 million (before and after-tax).
5
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s second quarter 2025

Interim Consolidated Financial Statements for further details.
6
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

7
Capital allocated to the business segment was 11.5% CET1

Capital.
8
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance.

In addition, the value of tax-exempt interest income is
adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.

For additional information about this metric, refer to the Glossary in the Bank’s second quarter 2025 MD&A.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

Quarterly comparison – Q2 2025 vs. Q2 2024
U.S. Retail reported net income for the quarter

was $120 million (US$89 million), a decrease

of $387 million (US$290 million), or 76%

(77% in U.S. dollars),
compared with the second quarter last

year. On an adjusted basis, net income for the quarter

was $967 million (US$680 million), a decrease

of $232

million
(US$205 million), or 19% (23%

in U.S. dollars). The reported and adjusted

annualized ROE for the quarter were 1.1%

and 8.8%, respectively, compared with 4.7%
and 11.0%, respectively, in the second quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income for the

quarter from the
Bank’s investment in Schwab was $78 million (US$54

million), a decrease of $105 million (US$82

million), or 57% (60% in U.S. dollars),

compared with the second
quarter last year.

U.S. Retail Bank reported net income

was $42 million (US$35 million), a decrease

of $282

million (US$208 million), or 87% (86% in

U.S. dollars), compared
with the second quarter last year, primarily reflecting the impact of U.S. balance sheet restructuring

activities, higher governance and control investments,

including
costs for U.S. BSA/AML remediation,

and higher PCL, partially offset by the impact of

the charges for the global resolution of the investigations

into the Bank’s
U.S. BSA/AML program, and FDIC special

assessment charge, in the second quarter

last year. U.S. Retail Bank adjusted net income was $889

million
(US$626 million), a decrease of $127

million (US$123 million), or 13% (16% in

U.S. dollars), compared with the second quarter

last year, reflecting higher
governance and control investments, including

costs for U.S. BSA/AML remediation, and

higher PCL, partially offset by higher revenue.
Reported revenue for the quarter was US$1,830

million, a decrease of US$710 million, or 28%,

compared with the second quarter last

year. On an adjusted
basis, revenue for the quarter was US$2,618

million, an increase of US$78 million, or 3%.

Reported net interest income of US$2,136

million, increased
US$42 million, or 2%, and adjusted net interest

income of US$2,161 million, increased US$67

million, or 3%, driven by the impact of U.S. balance

sheet
restructuring activities and higher deposit

margins, partially offset by the adjustment related

to certain deferred product acquisition

costs (the “deferred cost
adjustment”). Reported net interest

margin of 3.00% increased 1 basis point,

and adjusted net interest margin of 3.04%

increased 5 bps, due to the impact of U.S.
balance sheet restructuring activities and higher

deposit margins, partially offset by maintaining

elevated liquidity levels (which negatively impacted

net interest
margin by 8 bps) and the deferred cost adjustment.

Reported non-interest loss was US$306

million, a decrease of US$752 million,

compared with the second
quarter last year, reflecting the impact of U.S. balance sheet restructuring activities, partially offset by higher

fee income. On an adjusted basis, non-interest
income of US$457 million increased US$11 million, or 2%, compared with the second quarter last year, reflecting higher fee income.
Average loan volumes decreased US$6 billion,

or 3%, compared with the second quarter

last year. Personal loans decreased 2% and business

loans
decreased 4%, reflecting U.S. balance sheet

restructuring activities. Excluding the impact

of the loan portfolios identified for sale

or run-off under our U.S. balance
sheet restructuring program, average loan

volumes increased US$3 billion, or 2%
9,10
. Average deposit volumes decreased US$7 billion, or

2%, reflecting a 7%
decrease in sweep deposits and a 4% decrease

in business deposits, partially offset by a 3% increase

in personal deposits.

Assets under administration (AUA) were

US$45 billion as of April 30, 2025, an increase

of US$5 billion, or 13%, compared

with the second quarter last year,
reflecting net asset growth. Assets under

management (AUM) were US$9 billion as

of April 30, 2025, an increase of US$2 billion,

or 29%, compared with the
second quarter last year.
PCL for the quarter was US$311 million, an increase of US$31 million compared with the second quarter

last year. PCL – impaired was US$216 million, a
decrease of US$13 million, or 6%, largely recorded

in the consumer lending portfolios. PCL

– performing was US$95 million, an increase

of US$44 million
compared to the prior year. The performing provisions this quarter largely reflect credit impacts from policy

and trade uncertainty, including overlays and an update
to our macroeconomic forecasts, partially

offset by lower volume. U.S. Retail PCL including

only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an
annualized percentage of credit volume

was 0.70%, an increase of 10 bps compared

with the second quarter last year.
Effective the first quarter of 2025, U.S. Retail segment

non-interest expenses include certain U.S.

governance and control investments, including

costs for U.S.
BSA/AML remediation which were previously

reported in the Corporate segment.

Comparative amounts have been reclassified

to conform with the presentation
adopted in the current period.

Reported non-interest expenses for the quarter

were US$1,644 million, a decrease of US$336

million, or 17%, compared to the
second quarter last year, reflecting the impact of charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program, and

the FDIC
special assessment charge, in the second

quarter last year, partially offset by higher governance and control investments including costs of US$110 million for
U.S. BSA/AML remediation,

and higher employee-related expenses, in

the current quarter. Our governance and control investments

in this quarter were higher
compared to the second quarter last year as

remediation efforts progressed over this period.

On an adjusted basis, non-interest expenses

increased US$189
million, or 13%, reflecting higher governance

and control investments, including

costs for U.S. BSA/AML remediation, and

higher employee-related expenses.
The reported and adjusted efficiency ratios for

the quarter were 89.8% and 62.8%, respectively, compared with 78.0%

and 57.3%, respectively, in the second
quarter last year.
Quarterly comparison – Q2 2025 vs. Q1 2025
U.S. Retail reported net income was $120

million (US$89 million), a decrease of $222

million (US$158 million), or 65% (64% in

U.S. dollars), compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $967 million (US$680 million),

a decrease of $71 million (US$56 million),

or 7% (8% in U.S.
dollars). The reported and adjusted annualized

ROE for the quarter were 1.1% and 8.8%,

respectively, compared with 2.9% and 8.6%, respectively, in the prior quarter.

The contribution from Schwab of $78

million (US$54 million) decreased $121 million

(US$88 million), or 61% (62% in U.S.

dollars), compared with the prior
quarter.
U.S. Retail Bank reported net income

was $42 million (US$35 million), a decrease

of $101

million (US$70 million), or 71% (67% in U.S.

dollars) compared with
the prior quarter, primarily reflecting the impact of U.S. balance sheet restructuring activities and higher PCL,

partially offset by the impact of fewer days in

the
current quarter. U.S. Retail Bank adjusted net income was $889 million (US$626 million), an increase of $50

million (US$32 million), or 6% (5% in U.S.

dollars),
compared to the prior quarter, primarily reflecting lower expenses,

lower PCL, and higher non-interest income.
Reported revenue was US$1,830 million,

a decrease of US$132

million, or 7%, compared with the prior quarter. On an adjusted basis, revenue was
US$2,618 million, an increase of US$4

million, relatively flat, compared with the

prior quarter. Reported net interest income of US$2,136

million decreased
US$24 million, or 1%, driven by the deferred

cost adjustment,

and fewer days in the quarter, partially offset by the impact of

U.S. balance sheet restructuring
activities. On an adjusted basis, net interest

income was US$2,161 million, relatively flat

compared with the prior quarter, as the impact of U.S. balance sheet
restructuring activities was offset by the deferred

cost adjustment,

and fewer days in the quarter.

Reported net interest margin of 3.00% increased

14 bps, and
adjusted net interest margin of 3.04% increased

18 bps, compared with the prior quarter, due to impact of

U.S. balance sheet restructuring activities,

normalization
of elevated liquidity levels (which positively impacted

net interest margin by 11 bps), and higher deposit margins, partially offset by the deferred cost adjustment.
Net interest margin in the third quarter is expected

to deliver substantial expansion, reflecting

the benefits from ongoing U.S. balance

sheet restructuring activities
9

Loan portfolios identified for sale or run-off include the point of sale finance business which services third party retailers,

correspondent lending, residential jumbo mortgage, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q2 2025 average loan volumes:

US$187 billion (Q1 2025: US$193

billion; 2025 YTD: US$190 billion;
Q2 2024: US$193

billion; 2024 YTD: US$192 billion). Q2 2025 average loan volumes of loan portfolios identified for sale or run-off: US$31 billion (Q1 2025: US$37 billion; 2025 YTD:
US$34 billion; Q2 2024: US$40 billion; 2024 YTD: US$40 billion). Q2 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$156 billion (Q1 2025:
US$156 billion; 2025 YTD: US$156 billion; Q2 2024: US$153

billion; 2024 YTD: US$152

billion).
10

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

and further normalization of elevated liquidity

levels
11
. Reported non-interest loss was US$306

million, compared with reported non-interest

loss of US$198 million
in the prior quarter, reflecting the impact of U.S. balance

sheet restructuring activities, partially offset by

higher fee revenue. On an adjusted basis,

non-interest
income of US$457 million increased US$3

million, or 1%, compared with the prior

quarter, reflecting higher fee revenue.
Average loan volumes decreased US$6 billion,

or 3%, compared with the prior quarter, reflecting a 5% decrease in personal loans and a 2% decrease in
business loans. Excluding the impact of the

loan portfolios identified for sale or run-off

under our U.S. balance sheet restructuring

program, average loan volumes
were flat
9
,10
. Average deposit volumes were relatively flat

compared with the prior quarter, reflecting a 2% decrease

in business deposits and a 1% decrease

in
sweep deposits,

partially offset by a 1% increase in personal

deposits.
AUA were US$45 billion as of April 30,

2025, an increase of US$2 billion, or 5%,

compared with the prior quarter. AUM were US$9 billion, flat compared with
the prior quarter.
PCL for the quarter was US$311 million, a decrease of US$7

million compared with the prior quarter. PCL – impaired was

US$216 million, a decrease of
US$155 million, or 42%, recorded across

the consumer and commercial lending portfolios,

including seasonal trends in the credit card and

auto portfolios, and a
prior quarter adoption impact of a model

update in the credit card portfolio. PCL –

performing was a build of US$95

million, compared with a recovery of
US$53 million in the prior quarter. The performing provisions this quarter largely reflect credit impacts

from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts,

partially offset by lower volume. U.S. Retail PCL

including only the Bank’s share of PCL in

the U.S. strategic cards
portfolio, as an annualized percentage of

credit volume was 0.70%, an increase

of 3 bps compared with the prior quarter.
Non-interest expenses for the quarter were

US$1,644 million, a decrease of US$31 million,

or 2%, compared with the prior quarter, reflecting fewer days in the
quarter and lower operating expenses, partially

offset by higher governance and control investments,

including costs for U.S. BSA/AML remediation.
The reported and adjusted efficiency ratios for

the quarter were 89.8% and 62.8%, respectively, compared with 85.4%

and 64.1%, respectively, in the prior
quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
U.S. Retail reported net income for the

six months ended April 30, 2025, was $462

million (US$336 million), a decrease of $915

million (US$686 million), or 66%
(67% in U.S. dollars), compared with the

same period last year. On an adjusted basis, net income

for the period was $2,005 million (US$1,416

million), a decrease
of $374 million (US$338 million), or 16%

(19% in U.S. dollars). The reported and

adjusted annualized ROE for the period

were 2.1% and 8.7%, respectively,
compared with 6.4% and 11.0%, respectively, in the same period last year.
The contribution from Schwab of $277

million (US$196 million), decreased $100 million

(US$84 million), or 27%

(30%

in U.S. dollars).
U.S. Retail Bank reported net income

for the period was $185 million (US$140

million), a decrease of $815 million (US$602

million), or 82% (81% in U.S.
dollars), compared with the same period

last year, reflecting the impact of U.S. balance sheet restructuring activities, higher PCL, and higher non-interest
expenses, partially offset by the impact of the charges

for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program, and

FDIC special
assessment charge, in the same period last

year, and higher revenue. U.S. Retail Bank adjusted net

income was $1,728 million (US$1,220 million),

a decrease of
$274 million (US$254 million), or 14% (17%

in U.S. dollars), primarily reflecting higher

non-interest expenses and higher PCL, partially

offset by higher revenue.
Reported revenue for the period was US$3,792

million, a decrease of US$1,335 million, or

26%, compared with the same period last

year. On an adjusted basis,
revenue for the period was US$5,232 million,

an increase of US$105 million, or 2%,

compared with the same period last year. Reported net interest income of
US$4,296 million increased US$61 million, or

1%, and adjusted net interest income

of US$4,321 million increased US$86

million, or 2%, reflecting the impact of
U.S. balance sheet restructuring activities and

higher deposit margins, partially offset by

the deferred cost adjustment.

Reported net interest margin of 2.93%,
decreased 8 bps, and adjusted net interest

margin of 2.95% decreased 6 bps, due to

maintaining elevated liquidity levels (which

negatively impacted net interest
margin by 13 bps) and the deferred cost adjustment,

partially offset by the impact of U.S. balance

sheet restructuring activities, and higher deposit

margins.
Reported non-interest loss of US$504

million decreased US$1,396 million, primarily reflecting

the impact of U.S. balance sheet restructuring

activities, partially
offset by higher fee revenue. On an adjusted

basis, non-interest income of US$911 million increased US$19 million, or 2%, primarily reflecting higher

fee income.
Average loan volumes for the period decreased $2

billion, or 1%, compared with the same

period last year, reflecting a 3% decrease in business loans,

partially
offset by a 1% increase in personal loans. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance

sheet restructuring
program, average loan volumes for the period

increased US$4 billion, or 3%, compared

with the same period last year
9
,10
.
Average deposit volumes decreased
US$8 billion, or 3%, reflecting a 9% decrease

in sweep deposits and a 4% decrease in

business deposits,

partially offset by a 3% increase in personal deposits
compared with the same period last year.
PCL was US$629 million, an increase of

US$64 million compared with the same period

last year. PCL – impaired was US$587 million, an increase of
US$79 million, or 16%, largely reflecting

credit migration in the commercial lending portfolio

and the adoption impact of a model update in

the credit card portfolio.
PCL – performing was US$42 million,

a decrease of US$15 million compared

with the same period last year. The current year performing provisions largely reflect
credit impacts from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts,

partially offset by lower volume and the
adoption impact of a model update in

the credit card portfolio.

U.S. Retail PCL including only the Bank’s share

of PCL in the U.S. strategic cards portfolio,

as an
annualized percentage of credit volume

was 0.68%, an increase of 8 bps, compared

with the same period last year.
Reported non-interest expenses for the period

were US$3,319 million, a decrease of

US$476 million, or 13%, compared with the

same period last year,
reflecting the impact of the charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program, and FDIC special

assessment charge, in
the same period last year, partially offset by higher governance and control investments,

including costs for U.S. BSA/AML remediation,

and higher employee-
related expenses. On an adjusted basis, non-interest

expenses increased US$349 million, or 12%,

reflecting costs related to the Bank’s governance

and control
investments,

including costs for U.S. BSA/AML remediation,

and higher employee-related expenses.
The reported and adjusted efficiency ratios for

the period were 87.5% and 63.4%, respectively, compared

with 74.0% and 57.9%, respectively, for the same
period last year.
11

The Bank’s Q3 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income $ 362 $ 369 $ 304 $ 731 $ 589
Non-interest income 3,141 3,229 2,810 6,370 5,660
Total revenue 3,503 3,598 3,114 7,101 6,249
Insurance service expenses
1
1,417 1,507 1,248 2,924 2,614
Non-interest expenses 1,131 1,173 1,027 2,304 2,074
Provision for (recovery of) income taxes 248 238 218 486 385
Net income $ 707 $ 680 $ 621 $ 1,387 $ 1,176
Selected volumes and ratios
Return on common equity 46.8% 42.7% 40.8% 44.7% 39.2%
Return on common equity – Wealth Management
2
57.8 61.9 54.4 59.9 49.4
Return on common equity – Insurance 33.5 21.9 26.9 27.3 28.0
Efficiency ratio 32.3 32.6 33.0 32.4 33.2
Efficiency ratio, net of ISE
3
54.2 56.1 55.0 55.2 57.1
Assets under administration (billions of Canadian

dollars)
4
$ 654 $ 687 $ 596 $ 654 $ 596
Assets under management (billions of Canadian

dollars)
542 556 489 542 489
Average number of full-time equivalent staff 15,077 15,059 15,163 15,068 15,276
1

Includes estimated losses related to catastrophe claims – Q2 2025: $50 million, Q1 2025: nil, Q2 2024: $7 million

,

YTD 2025: $50 million, YTD 2024: $17 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q2 2025: $2,086

million, Q1 2025: $2,091 million,
Q2 2024: $1,866 million, YTD 2025: $4,177 million, YTD 2024: $3,635 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary in the Bank’s second quarter 2025

MD&A for additional information about this metric.
4
Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q2 2025 vs. Q2 2024
Wealth Management and Insurance net income

for the quarter was $707 million, an increase

of $86 million, or 14%, compared with the second

quarter last year,
reflecting Wealth Management net income of

$480 million, an increase of $62 million,

or 15%, compared with the second quarter

last year, and Insurance net
income of $227 million, an increase of $24

million, or 12%, compared with the second

quarter last year. The annualized ROE for the quarter was 46.8%,

compared
with 40.8% in the second quarter last year. Wealth Management annualized ROE for the quarter was 57.8%,

compared with 54.4% in the second quarter last

year,
and Insurance annualized ROE for the quarter

was 33.5% compared with 26.9% in the

second quarter last year.
Revenue for the quarter was $3,503 million, an

increase of $389 million, or 12%,

compared with the second quarter last year. Non-interest income was
$3,141 million, an increase of $331 million, or

12%, reflecting higher insurance

premiums, fee-based revenue, and transaction

revenue. Net interest income was
$362 million, an increase of $58 million, or 19%,

compared with the second quarter last

year, reflecting higher deposit volumes and margins.

AUA were $654 billion as at April 30, 2025, an

increase of $58 billion, or 10%, and

AUM were $542 billion as at April 30, 2025, an

increase of $53 billion, or 11%,
compared with the second quarter last

year, both reflecting market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,417 million, an increase of $169

million, or 14%, compared with the second quarter

last year, primarily
reflecting increased claims severity.
Non-interest expenses for the quarter were $1,131

million, an increase of $104 million, or

10%, compared with the second quarter last

year, reflecting higher
variable compensation, higher spend supporting

business growth initiatives from technology

spend and employee-related expenses.
The efficiency ratio for the quarter was 32.3%,

compared with 33.0% in the second quarter

last year. The efficiency ratio, net of ISE for the quarter was 54.2%, compared with 55.0% in the second quarter

last year.

Quarterly comparison – Q2 2025 vs. Q1 2025
Wealth Management and Insurance net income

for the quarter was $707 million, an increase

of $27 million, or 4%, compared with the prior

quarter, reflecting
Wealth Management net income of $480 million,

a decrease of $32 million, or 6%, compared

with the prior quarter, and Insurance net income of $227 million,

an
increase of $59 million, or 35%, compared

with the prior quarter. The annualized ROE for the quarter

was 46.8%, compared with 42.7% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 57.8%, compared with 61.9% in

the prior quarter, and Insurance annualized ROE for the quarter was 33.5%
compared with 21.9% in the prior quarter.
Revenue decreased $95 million, or 3%, compared

with the prior quarter. Non-interest income decreased $88

million, or 3%, reflecting lower fee-based revenue
and transaction revenue. Net interest income

decreased $7 million, or 2%, reflecting

the effect of fewer days in the second quarter.
AUA decreased $33 billion, or 5%, and AUM

decreased $14 billion, or 3%, compared

with the prior quarter, both reflecting market depreciation and lower net asset
growth.
Insurance service expenses for the quarter

decreased $90 million, or 6%, compared

with the prior quarter, primarily driven by seasonally lower claims.
Non-interest expenses decreased $42 million,

or 4%, compared with the prior quarter, primarily reflecting lower employee-related expenses

and lower variable
compensation.
The efficiency ratio for the quarter was 32.3%,

compared with 32.6% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 54.2%, compared
with 56.1% in the prior quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Wealth Management and Insurance net income

for the six months ended April 30, 2025, was

$1,387 million, an increase of $211 million, or 18%, compared with the same period last year, reflecting Wealth Management net income of $992 million, an increase of $219

million, or 28%, compared with the same period

last
year, and Insurance net income of $395 million, a decrease

of $8 million, or 2%, compared with the

same period last year. The annualized ROE for the period was
44.7%, compared with 39.2%, in the same

period last year. Wealth Management annualized ROE for the period was 59.9%, compared with 49.4% in the same
period last year, and Insurance annualized ROE for the period was 27.3% compared with 28.0% in the

same period last year.

Revenue for the period was $7,101 million,

an increase of $852 million, or 14%,

compared with same period last year. Non-interest income increased
$710 million, or 13%, reflecting higher insurance

premiums, fee-based revenue commensurate

with market growth, and transaction revenue.

Net interest income
increased $142 million, or 24%, reflecting

higher deposit volumes and margins.
Insurance service expenses were $2,924

million, an increase of $310 million, or 12%,

compared with the same period last year, reflecting business growth,
increased claims severity and higher occurrences

of catastrophe claims.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

Non-interest expenses were $2,304 million,

an increase of $230 million, or 11%, compared with the

same period last year, reflecting higher variable
compensation commensurate with higher

revenues, and increased technology

spend to support strategic initiatives.
The efficiency ratio for the period was 32.4%, compared

with 33.2% for the same period last

year. The efficiency ratio, net of ISE for the period was 55.2%, compared with 57.1% in the same period last

year.
TABLE 10: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net interest income (loss) (TEB) $ 45 $ (107) $ 189 $ (62) $ 387
Non-interest income 2,084 2,107 1,751 4,191 3,333
Total revenue 2,129 2,000 1,940 4,129 3,720
Provision for (recovery of) credit losses –

impaired
61 33 (1) 94 4
Provision for (recovery of) credit losses –

performing
62 39 56 101 61
Total provision for (recovery of) credit losses 123 72 55 195 65
Non-interest expenses – reported 1,461 1,535 1,430 2,996 2,930
Non-interest expenses – adjusted
1,2
1,427 1,483 1,328 2,910 2,711
Provision for (recovery of) income taxes

(TEB) – reported
126 94 94 220 159
Provision for (recovery of) income taxes

(TEB) – adjusted
1
134 105 116 239 205
Net income – reported $ 419 $ 299 $ 361 $ 718 $ 566
Net income – adjusted
1
445 340 441 785 739
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 856 $ 904 $ 693 $ 1,760 $ 1,423
Average gross lending portfolio (billions of Canadian

dollars)
4
103.1 100.9 96.3 102.0 96.3
Return on common equity – reported
5
10.2% 7.3% 9.2% 8.8% 7.3%
Return on common equity – adjusted
1,5
10.9 8.3 11.3 9.6 9.5
Efficiency ratio – reported 68.6 76.8 73.7 72.6 78.8
Efficiency ratio – adjusted
1
67.0 74.2 68.5 70.5 72.9
Average number of full-time equivalent staff 6,970 6,919 7,077 6,944 7,089
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q2 2025: $34 million ($26 million after tax), Q1 2025: $52 million
($41 million after tax), 2025 YTD: $86 million ($67 million after tax), Q2 2024: $102 million ($80 million after tax), 2024 YTD: $219 million ($173 million after tax).
3

Includes net interest income (loss) TEB of ($272) million, (Q1 2025: ($404) million, 2025 YTD: ($676)

million, Q2 2024: ($118) million, 2024 YTD: ($172) million

), and trading income (loss)
of $1,128 million (Q1 2025: $1,308 million, 2025 YTD: $2,436 million, Q2 2024: $811 million, 2024 YTD:

$1,595 million). Trading-related revenue (TEB) is a non-GAAP financial measure.
Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary in the Bank’s second quarter 2025 MD&A for additional information about this metric.
4

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q2 2025 vs. Q2 2024
Wholesale Banking reported net income for

the quarter was $419 million, an increase

of $58 million, or 16%, compared with the

second quarter last year, primarily
reflecting higher revenues, partially offset by higher

PCL, income taxes and non-interest

expenses. On an adjusted basis, net income

was $445 million, an
increase of $4 million, or 1%, compared

with the second quarter last year.
Revenue for the quarter was $2,129 million, an

increase of $189 million, or 10%,

compared with the second quarter last year. Higher revenue

primarily reflects
higher trading-related revenue, and underwriting

fees, including those associated with the

sale of Schwab shares, partially offset by the net

change in fair value of
loan underwriting commitments and the equity

investment portfolio,

and lower advisory fees.
PCL for the quarter was $123 million, an increase

of $68 million compared with the second

quarter last year. PCL – impaired was $61 million, an

increase of
$62 million compared with the prior year, primarily reflecting a small number of impairments across

various industries. PCL – performing was

$62 million, an
increase of $6 million compared with the prior

year. The performing build this quarter reflects credit impacts from policy and trade uncertainty, including overlays
and an update to our macroeconomic forecasts.
Reported non-interest expenses for the quarter

were $1,461 million, an increase of $31

million, or 2%, compared with the second

quarter last year, primarily
reflecting higher technology and front office costs,

and the impact of foreign exchange translation,

partially offset by lower acquisition and integration-related costs
and variable compensation. On an adjusted

basis, non-interest expenses were $1,427

million, an increase of $99 million, or 7%.
Quarterly comparison – Q2 2025 vs. Q1 2025
Wholesale Banking reported net income for

the quarter was $419 million, an increase

of $120 million, or 40%, compared

with the prior quarter, primarily reflecting
higher revenues and lower non-interest expenses,

partially offset by higher PCL. On an adjusted

basis, net income was $445 million, an increase

of $105 million,
or 31%.
Revenue for the quarter increased $129 million,

or 6%, compared with the prior quarter. Higher revenue

primarily reflects higher underwriting fees, including
those associated with the sale of Schwab

shares, partially offset by lower trading-related

revenue.
PCL for the quarter was $123 million, an increase

of $51 million compared with the prior

quarter. PCL – impaired was $61 million, an increase

of $28

million,
primarily reflecting a small number of impairments

across various industries. PCL – performing

was $62 million, an increase of $23 million.

The performing build
this quarter reflects credit impacts from policy

and trade uncertainty, including overlays and an update to our macroeconomic forecasts.
Reported non-interest expenses for the quarter

decreased $74 million, or 5%, compared

with the prior quarter, primarily reflecting lower variable

compensation
and acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

decreased $56 million, or 4%.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Wholesale Banking reported net income for

the six months ended April 30, 2025

was $718 million, an increase of $152

million, or 27%, compared with the same
period last year, reflecting higher revenues, partially offset by higher

PCL, non-interest expenses and income

taxes. On an adjusted basis, net income

was
$785 million, an increase of $46 million, or 6%.
Revenue was $4,129 million, an increase of

$409 million, or 11%, compared with the same period last year. Higher revenue primarily reflects higher trading-
related revenue, and underwriting fees, including

those associated with the sale of Schwab

shares, partially offset by the net change in fair

value of loan
underwriting commitments and the equity

investment portfolio,

and lower advisory fees.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

PCL was $195 million, an increase of $130

million compared with the same period last

year. PCL – impaired was $94 million, an increase of $90

million,
primarily reflecting a small number of impairments

across various industries. PCL – performing

was $101 million, an increase of $40 million.

The current year
performing provisions reflect credit impacts

from policy and trade uncertainty, including overlays and an update to our macroeconomic forecasts.
Reported non-interest expenses were $2,996

million, an increase of $66 million, or 2%,

compared with the same period last year, reflecting higher technology and front office costs, and the impact of

foreign exchange translation, partially offset by lower

acquisition and integration-related costs, and

the impact of a
provision related to the U.S. record keeping

and trading regulatory matters recorded in

the same period last year. On an adjusted basis, non-interest expenses
were $2,910

million, an increase of $199 million, or 7%.
TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2025 2025 2024 2025 2024
Net income (loss) – reported $ 8,215 $ (359) $ (664) $ 7,856 $ (1,255)
Adjustments for items of note
Amortization of acquired intangibles 43 61 72 104 166
Acquisition and integration charges related

to the Schwab transaction
– – 21 – 53
Share of restructuring and other charges

from investment in Schwab
– – – – 49
Restructuring charges 163 – 165 163 456
Impact from the terminated FHN acquisition-related

capital hedging strategy
47 54 64 101 121
Gain on sale of Schwab shares (8,975) – – (8,975) –
Civil matter provision – – 274 – 274
Less: impact of income taxes (346) 22 143 (324) 256
Net income (loss) – adjusted
1
$ (161) $ (266) $ (211) $ (427) $ (392)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (431) $ (370) $ (338) $ (801) $ (555)
Other 270 104 127 374 163
Net income (loss) – adjusted
1
$ (161) $ (266) $ (211) $ (427) $ (392)
Selected volumes
Average number of full-time equivalent staff 23,250 22,748 23,270 22,995 23,354
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary in the second quarter of 2025 MD&A, which is incorporated by reference.
Quarterly comparison – Q2 2025 vs. Q2 2024

Corporate segment’s reported net income for the quarter

was $8,215 million, compared with a reported

net loss of $664 million in the second quarter

last year. The
higher net income primarily reflects the gain

on the Schwab sale transaction,
the prior year impact of a civil matter

provision
and higher revenue from treasury and
balance sheet activities in the current quarter. Net corporate expenses increased $93 million compared

to the second quarter last year, primarily reflecting higher governance and control costs. The adjusted

net loss for the quarter was $161

million, compared with an adjusted net loss

of $211 million in the second quarter last
year.
Quarterly comparison – Q2 2025 vs. Q1 2025

Corporate segment’s reported net income for the quarter

was $8,215 million, compared with a reported

net loss of $359 million in the prior quarter. The higher net income primarily reflects the gain on the Schwab

sale transaction and higher revenue from

treasury and balance sheet activities, partially

offset by restructuring
charges. Net corporate expenses increased

$61 million compared to the prior quarter. The adjusted net

loss for the quarter was $161 million, compared

with an
adjusted net loss of $266 million in the prior

quarter.
Year-to-date comparison – Q2 2025 vs. Q2 2024
Corporate segment’s reported net income for the

six months ended April 30, 2025 was $7,856

million, compared with a reported net loss

of $1,255 million in the
same period last year. The higher net income primarily reflects the gain on the Schwab sale transaction,

higher revenue from treasury and balance sheet

activities
and lower restructuring charges compared

to the previous program in the same period

last year.
Net corporate expenses increased $246

million compared to the
same period last year, primarily reflecting higher governance and control costs. The adjusted net loss

for the six months ended April 30, 2025

was $427 million,
compared with an adjusted net loss of $392

million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2025 •

EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the second quarter earnings news

release, results slides, supplementary

financial information, and the Report
to Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on May 22, 2025.

The call will be audio webcast live through

TD’s

website at 8:00 a.m. ET.
The call will feature presentations by

TD executives on the Bank’s financial results

for the second quarter and discussions

of related disclosures, followed by a
question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on
May 22, 2025, in advance of the call.

A listen-only telephone line

is available at 416-340-2217 or 1-800-806-5484

(toll free) and the passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on May 22, 2025,
until 11:59 p.m. ET on June 6, 2025,

by calling 905-694-9451 or 1-800-408-3053 (toll

free). The passcode is 8753393#.
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves over 27.9 million customers

in four key businesses operating in

a number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank®, TD

Auto
Finance U.S., and TD Wealth (U.S.); Wealth

Management and Insurance, including

TD Wealth (Canada), TD Direct Investing,

and TD Insurance; and Wholesale
Banking, including TD Securities and

TD Cowen.

TD also ranks among the world’s leading

online financial services firms, with more

than 18 million active online
and mobile customers. TD had $2.1

trillion in assets on April 30, 2025.

The Toronto-Dominion Bank trades

under the symbol “TD” on the Toronto

Stock Exchange
and New York Stock Exchange.
For further information contact:
Brooke Hales,

Senior Vice President, Investor Relations,

416-307-8647, Brooke.hales@td.com

Elizabeth Goldenshtein,

Senior Manager, Corporate Communications,

416-994-4124, Elizabeth.goldenshtein@td.com